Exhibit 99.1

Dejour Energy Secures $6.5 Million in Local Backing for

Kokopelli Drilling Expansion

Multi-Well Program to Showcase Production Potential for Key U.S. Property

Denver, Colorado, January 2, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced that it has agreed to a non-dilutive financing from a private Denver based drilling fund to complete the first Kokopelli well and drill and complete up to three additional wells in early 2013. Total capital provided for additional drilling at Kokopelli will be $6.5 MM.

Dejour will contribute its interest in Federal Well 6-7-16-21 which was drilled in November (new completion schedule forthcoming to efficiently integrate the existing well completion into the program expansion), and the fund will contribute the new capital to complete the program. In addition to Dejour’s retained interest in the multi well package, the Company will receive an infrastructure usage fee of 20 cents per MCF of gas production from the wells and a 25% reversionary interest after the fund has received 125% of payout on the initial capital contribution from gas and liquids sales. The agreement also includes an option for the fund to repeat this investment under terms even more advantageous to Dejour. Dejour maintains its 72% WI in the entire 2200 acres at Kokopelli, including all the deep rights, free of any debt.

“This funding package benefits Dejour by kick starting the development of the 220 potential wells at Kokopelli with no additional cash contribution required from the Company. This arrangement provides a more efficient startup of production in 2013, and most importantly, allows Dejour to substantially de-risk the development of its acreage in this liquids rich gas field despite the current low natural gas and NGL product price environment. By accelerating project development without the incurrence of any debt obligation Dejour can now demonstrate the potential project value and is well positioned to enjoy any future increase in commodity prices while having very limited exposure to short term price softness,” says Hal Blacker, Dejour COO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 130,000 net acres) and Peace River Arch regions (approximately 10,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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